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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                                PROXICOM, INC.
                           (Name of Subject Company)

                                PROXICOM, INC.
                       (Name of Person Filing Statement)

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                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                  744282 104
                     (Cusip Number of Class of Securities)

                            David R. Fontaine, Esq.
                   Senior Vice President and General Counsel
                                Proxicom, Inc.
                          11600 Sunrise Valley Drive
                            Reston, Virginia 20191
                                (703) 262-3200
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications
                   On Behalf of the Person Filing Statement)

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                                With a Copy to:

                          Andrew R. Brownstein, Esq.
                        Wachtell, Lipton, Rosen & Katz
                              51 West 52nd Street
                           New York, New York 10019
                                (212) 403-1000

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[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1. Subject Company Information.

  The name of the subject company is Proxicom, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 11600 Sunrise Valley Drive, Reston, VA 20191. The telephone number of the Company at its principal executive offices is (703) 262-3200.

  The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes hereto, this "Statement") relates is the Common Stock, par value $0.01 per share, of the Company (the "Common Stock"). As of May 14, 2001, there were 57,507,658 shares of Common Stock outstanding.

Item 2. Identity and Background of Filing Person.

  The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 above.

  This Statement relates to the tender offer by Putter Acquisition Corp. (the "Purchaser"), a Delaware corporation and an indirect wholly-owned subsidiary of Dimension Data Holdings plc, a public limited company incorporated in England and Wales ("Dimension Data"), to purchase all of the outstanding shares of Common Stock (the "Shares"), at a purchase price of $7.50 per Share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated May 17, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Dimension Data and the Purchaser with the Securities and Exchange Commission on May 17, 2001.

  The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 11, 2001, among Dimension Data, the Company and the Purchaser (the "Merger Agreement"). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger"). Following the consummation of the Merger, the Company will continue as the surviving corporation and will be an indirect wholly-owned subsidiary of Dimension Data. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares owned by Dimension Data, any of its subsidiaries (including the Purchaser), the Company (as treasury stock), and Shares held by stockholders who properly demand appraisal and comply with the provisions of Section 262 of the DGCL relating to dissenters' rights of appraisal) will be converted into the right to receive the same amount in cash per Share that is paid pursuant to the Offer (the "Merger Consideration"). The Merger Agreement is summarized in Section 11 of the Offer to Purchase.

  The Schedule TO states that the principal executive offices of Dimension Data and the Purchaser are located at Dimension Data Oval, 1 Meadowbrook Lane, Epsom Downs, Sandton 2125, South Africa.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

  Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement (the "Information Statement") pursuant to Rule 14f-1 under the Securities Exchange Act of 1934 that is attached as Annex B to this Statement and is incorporated herein by reference. Except as described in this Statement (including in the Exhibits hereto and in Annex B hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates or (2) the Purchaser, Dimension Data or their respective executive officers, directors or affiliates.

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  The Merger Agreement. The summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 11 and 14, respectively, of the Offer to Purchase, which is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

  The Support Agreements. The summary of the Support Agreement between Dimension Data and Raul Fernandez and of the Support Agreement among Dimension Data, General Atlantic Partners 34, L.P., General Atlantic Partners 52, L.P., GAP Coinvestment Partners, L.P., and GAP Coinvestment Partners II, L.P., each dated as of May 11, 2001 (the "Support Agreements"), contained in Section 11 of the Offer to Purchase, which is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Support Agreements, which have been filed as Exhibits (e)(2) and (e)(3) hereto and are incorporated herein by reference.

  The Confidentiality Agreement. The summary of the confidentiality agreement between Dimension Data and the Company (the "Confidentiality Agreement"), dated February 9, 2001, contained in Section 11 of the Offer to Purchase, which is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

  Interests of Certain Persons. Certain members of the Company's management and the Board of Directors of the Company (the "Board" or the "Board of Directors") may be deemed to have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as Company stockholders generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

  Fernandez Retention Agreement and Arrangements. The summary of the letter agreement, dated May 11, 2001, between Dimension Data and Raul Fernandez (the "Fernandez Retention Agreement"), contained in Section 11 of the Offer to Purchase, which is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Fernandez Retention Agreement, which has been filed as Exhibit (e)(6) hereto and is incorporated herein by reference. In addition, Dimension Data has indicated that it intends to appoint Mr. Fernandez to Dimension Data's board of directors.

  Employment Agreements. The summary of the Employment Agreements among Dimension Data, the Company and certain members of the Company's management, contained in Section 11 of the Offer to Purchase, which is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Employment Agreement, dated as of May 11, 2001, among Dimension Data, the Company and Raul Fernandez, and the Form of Employment Agreement among Dimension Data, the Company and certain members of the Company's management, which have been filed as Exhibits (e)(7) and (e)(8) hereto and are incorporated herein by reference.

  Effects of the Offer and the Merger under Company Stock Plans and Agreements Between the Company and its Executive Officers.

  Stock Options. The summary of the treatment of stock options under the Merger Agreement contained in Section 11 of the Offer to Purchase, which is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference. Certain of the option agreements evidencing stock options held by certain executive officers of the Company provide for accelerated vesting of such stock options upon a change of control of the Company. The consummation of the Offer would constitute such a change of control.

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  Employee Stock Purchase Plan. The summary of the Employee Stock Purchase
Plan under the Merger Agreement contained in Section 11 of the Offer to Purchase, which is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

  Severance Agreements. Michael D. Beck, Executive Vice President, Client Services for the Americas, Christopher Capuano, Senior Vice President, Corporate Development, Kenneth J. Tarpey, Executive Vice President and Chief Financial Officer, and Jay E. Thomas, Executive Vice President of Operations, are each a party to a severance agreement with the Company. These agreements provide that, in the event of termination of the executive's employment with the Company, the executive is to receive severance payments including the following amounts: (1) any compensation accrued by the executive, but not yet paid by the Company, including any unpaid salary, a pro rata portion of the executive's annual bonus and any accrued vacation pay and (2) one year of the executive's salary and annual bonus. The Company will also continue for a period of one year or such longer period as may be required by law to provide benefits to the executive at least equal to those that would have been provided to the executive had his employment not been terminated. The executive is entitled to these payments and benefits if (1) the executive is terminated other than for cause or (2) the executive terminates his employment for good reason, as defined in the agreement, following a change in control. Each of Messrs. Beck, Capuano and Thomas has signed an employment agreement with the Company and Dimension Data, as described above, and each of Messrs. Beck, Capuano and Thomas has agreed to waive his rights under his previous severance agreement, effective as of the Effective Time. The consummation of the Offer will constitute a "change in control" for purposes of Mr. Tarpey's contract, and in the event that his employment is terminated other than for cause, or if he terminates his employment for good reason, Mr. Tarpey would be entitled to the severance benefits described above, including the receipt of his base salary and annual bonus for one year. Mr. Tarpey's current annual salary and bonus opportunity total $472,500.

  Heiner Rutt, the President of the Company, is a party to an employment agreement with the Company. In the event that Mr. Rutt's employment either is terminated due to a "constructive discharge" or is terminated or he is removed from his position of President of the Company without "cause," Mr. Rutt will continue to serve as a consultant, providing services to the Company and reporting to the chief executive officer for one year. During that year, he will be paid his base salary and health benefits. His stock options will also continue to vest for one year. In the event of a change of control of the Company (as defined in his employment agreement), Mr. Rutt will be credited with an additional twelve months towards vesting in his stock options if, after the change of control, any of the following occur: (i) his employment is terminated; (ii) his then current position, authority, duties or responsibilities are diminished; (iii) his base salary is reduced; or (iv) he is required to move his primary office more than fifty miles from the metropolitan area in which it was located immediately before the change of control. The consummation of the Offer will constitute a "change of control" for purposes of Mr. Rutt's contract. In the event that his employment with the Company subsequently terminates due to a "constructive discharge" or without "cause" as described above, Mr. Rutt would be entitled to the severance benefits described above, including the receipt of his base salary for one year; such salary is currently $600,000 per year.

  Employees. The summary of the employee arrangements under the Merger Agreement contained in Section 11 of the Offer to Purchase, which is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

  Indemnification; Directors' and Officers' Insurance. The Merger Agreement provides that for six years after the Effective Time, Dimension Data will indemnify, defend and hold harmless, and provide advancement of expenses to, the present and former officers and directors of the Company in respect of acts or omissions occurring prior to the Effective Time to the fullest extent permitted or provided under the Company's Certificate of Incorporation or By-laws in effect as of May 11, 2001, provided that such indemnification will be subject to

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any limitation imposed from time to time under applicable law. For a period of six years after the Effective Time, Dimension Data will use its reasonable best efforts to provide directors' and officers' liability insurance in respect of acts or omissions occurring prior to the Effective Time on terms with respect to coverage and amount no less favorable than those of the policy in effect for the Company on May 11, 2001, provided that Dimension Data will not be obligated to pay premiums in excess of 200% of the amount per annum that the Company paid in the twelve months ended December 31, 2000, in which case Dimension Data will obtain as much coverage as can be obtained for such amount.

Item 4. The Solicitation or Recommendation.

 (a) Recommendation of the Board.

  The Board, at a meeting held on May 11, 2001, by a unanimous vote of those directors voting (with only John A. McKinley, Jr. abstaining in light of his employment relationship with Merrill Lynch, a financial advisor to Dimension
Data) approved the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby, determined that the terms of the Offer and the Merger are fair to and in the best interests of the stockholders of the Company, recommended that the stockholders of the Company accept the Offer and tender their Shares to the Purchaser pursuant to the Offer, determined that the Merger Agreement is advisable, recommended that the stockholders of the Company adopt the Merger Agreement, to the extent such adoption is required by applicable law, and exempted the Merger Agreement and the transactions contemplated thereby from the restrictions of Section 203 of the DGCL ("Section 203").

 (b) (i) Background of the Offer; Contacts with Dimension Data.

  Early in 2001, the Company was approached by a number of companies regarding possible business combination transactions involving the Company. Two of the companies indicating interest were Dimension Data and Compaq Computer Corporation ("Compaq"). In late January, 2001, the Company retained Goldman, Sachs & Co. ("Goldman Sachs") as the Company's financial advisor to assist the Company in exploring potential opportunities.

  At a meeting of the Board of Directors on February 7, 2001, representatives of Goldman Sachs presented an overview of parties that might be interested in pursuing a business combination with the Company. The Board discussed the relative advantages to the Company and its stockholders, given current market conditions, of pursuing the Company's long range plan and a broad range of strategic alternatives, including the possibility of a business combination transaction with a larger company or a company with a complementary business profile. The Board also considered the relative advantages and disadvantages of different sale processes, and their likely impact on the Company's business and organization. Following its discussion, the Board authorized Mr. Fernandez and Goldman Sachs to continue discussions with all of those companies that had expressed interest in a potential business combination, and to engage in a limited exploration of other options.

  In the following weeks representatives of Goldman Sachs and the Company contacted a number of potentially interested parties regarding a possible business combination transaction with the Company, and provided information to a number of parties expressing interest and willing to enter into non-disclosure agreements. The Company entered into confidentiality agreements with each of Dimension Data and Compaq relating to the provision of nonpublic information for their use in evaluating a potential transaction on February 9 and 13, 2001, respectively.

  On February 12, 2001, Messrs. Fernandez and Tarpey met with Robert Taylor, Dimension Data's Group Managing Director of i-Commerce, and other members of Dimension Data management in the New York offices of Dimension Data's financial advisors to present a business overview of the Company. Mr. Fernandez and other members of the Company's management subsequently met with representatives of Dimension Data at the Company's Reston, Virginia headquarters on February 13, 2001, to discuss a possible business combination transaction. These discussions concluded with a breakfast meeting between Mr. Fernandez and Richard Came,

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Group Marketing and Strategy Director, of Dimension Data in Washington, D.C.
on February 14, 2001. In late February, 2001, Dimension Data indicated a preliminary level of interest in acquiring all of the outstanding Shares. Representatives of Proxicom indicated to Dimension Data and its advisors however that this preliminary indication contained unsatisfactory terms and conditions.

  Over the course of the remainder of February and March, the Company provided information and met with certain interested parties, including Dimension Data. On March 13, 2001, Mr. Fernandez met with Jeremy Ord, Chairman and Chief Executive Officer of Dimension Data, other members of Dimension Data's management, and Dimension Data's financial advisors in Dimension Data's London offices to discuss further the possibility of a business combination transaction between the two companies and to exchange additional information about their respective businesses.

  On April 2, 2001, representatives of Dimension Data indicated to Mr. Fernandez and Mr. Tarpey that Dimension Data might be interested in exploring a possible transaction that would value the Shares at $5.75 per Share. On April 6, 2001, Dimension Data suggested terms for a possible transaction in which Dimension Data would acquire all of the Shares at a price of $5.75 per Share in cash. Dimension Data indicated that its willingness to pursue the transaction was subject to, among other things, satisfactory completion of due diligence, and indicated a timetable leading to a possible transaction at the earliest in mid-May. Later that day, senior management of the Company and representatives of Goldman Sachs advised the Board of Directors of the status of the discussions with Dimension Data. Following the meeting, with the Board's authorization, a representative of the Company's senior management and a representative of Goldman Sachs contacted representatives of Compaq's senior management and its financial advisor. The Company's representatives indicated to Compaq's representatives that the Company was preparing to pursue an all-cash transaction with another potential transaction partner and that if Compaq was interested in further pursuing a transaction, it would need to timely indicate the best price and the terms and conditions on which it would be willing to proceed. Over the course of the next two days, Compaq's representatives indicated to the Company's representatives that Compaq was willing to discuss a part-stock and part-cash merger transaction that valued the Shares at $4.25 per Share, and could be in a position to enter into a definitive agreement within one to two weeks, subject to the completion of satisfactory due diligence, the negotiation of the terms and conditions of the proposed transaction and the receipt of internal approvals, including approval by Compaq's Board of Directors. The Company's representatives indicated to Compaq's representatives that in order to be competitive, Compaq's proposed transaction would need to provide Company stockholders substantially higher value and that the Company would be willing to accommodate Compaq's due diligence requirements.

  On April 8, 2001, Compaq's representatives indicated to the Company's representatives that Compaq was willing to discuss a potential transaction in which it would acquire all of the Shares at a price of $5.75 per Share in a one-step forward triangular merger, half of which consideration would be payable in cash, and half of which would be payable in Compaq stock, subject to the completion of satisfactory due diligence, the negotiation of the terms and conditions of the proposed transaction and receipt of internal approvals, including approval by Compaq's Board of Directors. On April 10, 2001, Compaq provided the Company a draft merger agreement, and indicated a timetable leading to the execution of an agreement and announcement on April 16, 2001. Compaq indicated at that time its desire to obtain, in connection with the contemplated transaction, voting agreements with each of Mr. Fernandez, the General Atlantic Partners entities, and the other directors and officers of the Company, obligating them to vote their Shares in favor of the transaction.

  On April 10, 2001, Goldman Sachs was contacted by an additional interested party that expressed interest in pursuing a transaction to acquire the Company. This additional interested party requested a meeting with members of the Company's senior management on April 12, 2001, and an opportunity to conduct a due diligence review of the Company on April 12 and 13, 2001. The party indicated to Goldman Sachs at that time its intent to seek an all stock transaction, and not to offer cash in consideration for the Shares.

  On April 11, 2001, the Board held a special meeting to consider the recent developments, reported to the Board by members of senior management and the Company's financial and legal advisors. The Board discussed the strengths and weaknesses of the draft agreement submitted by Compaq, including the structure of the

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transactions, the fact that Compaq's proposed form of consideration was 50%
cash and 50% stock, the uncertainty of consummation of the transaction arising out of some of the proposed conditions, and the proposed restrictions on the Board to consider and enter into alternative transactions. The Board also discussed the status of the negotiations with Dimension Data, and the expression of interest received on April 10, 2001, from a third interested party. After extensive discussion, the Board authorized senior management of the Company to meet with representatives of the third interested party on April 12, 2001, to proceed with the discussions with Dimension Data on Dimension Data's timetable, and to continue negotiations with Compaq, with the Company seeking an agreement that provided 100% cash consideration, a greater price for the Shares, greater certainty of consummation, and greater flexibility for the Company's Board to consider subsequent alternative proposals.

  On April 12, 2001, members of senior management of the Company and a representative of Goldman Sachs met with the interested party that first expressed interest on April 10, 2001. That party and its advisors also conducted a due diligence review of the Company on that day and on April 13, 2001. Later in the day on April 13, 2001, the Company's legal advisors provided a draft merger agreement to that party's legal advisors.

  During the period from April 12 through April 14, 2001, Compaq's representatives conducted additional due diligence. Over the weekend of April 14 and 15, 2001, negotiations continued between the financial and legal advisors of the Company and Compaq, covering the structure of the proposed transaction, the amount and form of the consideration, the agreement's termination and termination fee provisions, the representations, warranties and scheduling requirements of the Company, and the other terms of the proposed transaction. The proposed contract, as revised, at the conclusion of the weekend, contemplated an all-cash tender offer structure with an acquisition price of $5.75 per Share, subject to the approval of the companies' respective Boards of Directors and negotiation of definitive transaction documents. Concurrently and continuing through April 25, 2001, Compaq negotiated retention agreements to be entered into with certain key executives of the Company and an arrangement to be entered into with Mr. Fernandez whereby a portion of the proceeds received from the sale of his Shares would be used to purchase Compaq stock and a portion would be subject to forfeiture under certain circumstances. Compaq's representatives informed the Company's representatives that Compaq was not prepared to enter into a merger agreement unless these agreements and arrangements were also entered into.

  On April 16, 2001, representatives of the interested party that had first contacted Goldman Sachs on April 10, 2001, indicated to Goldman Sachs that they would not be interested in further pursuing a potential transaction. Negotiations between the legal and financial advisors of the Company and Compaq continued and Compaq indicated that it would potentially be willing to execute a merger agreement as early as April 17, 2001. The Company scheduled a special meeting of its Board for the evening of April 17, 2001 to consider Compaq's proposed transaction.

  During the afternoon of April 17, 2001, representatives of Compaq communicated to the Company that Compaq's Board of Directors had determined not to act upon the proposed agreement before April 26, 2001, the date of a regularly scheduled Compaq Board meeting, and that Compaq management desired to pursue certain diligence matters in the interim period. At the meeting of the Company's Board later that evening, the Board was apprised of the developments by management of the Company and representatives of the Company's financial and legal advisors. After discussion, the Board concluded that the Company and its advisors should communicate to Dimension Data that the Company was considering another potential transaction, and to request that Dimension Data accelerate its timetable if it still wished to pursue a business combination with the Company.

  On April 18, 2001, members of senior management of the Company and a representative of the Company's financial advisor met with Dimension Data. Dimension Data and its advisors also conducted a due diligence review of the Company beginning April 17, 2001 through April 25, 2001.

  On April 19, 2001, members of the Company's senior management and its advisors notified Dimension Data that the Company was considering an alternative proposal and Dimension Data agreed to speed up its timetable. Over the course of the next several days Dimension Data and its advisors conducted an extensive due diligence review of the Company.

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  On April 20, 2001, Dimension Data's legal advisors delivered a draft merger agreement to the Company and its advisors. Over the period from April 21 through April 23, the legal and financial advisors of the Company and Dimension Data engaged in extensive negotiations over the terms of the draft agreement, including, among other things, the termination and termination fee provisions, restrictions on the ability of the Company's Board to consider alternative transactions, the conditions to Dimension Data's obligation to consummate the transaction, the scope of the representations and warranties required of the Company, and the treatment of options and employee benefits. Among other differences, the representatives of Dimension Data sought restrictions on the Board's ability to recommend an alternative transaction and conditions to Dimension Data's obligation to close the transaction that were less favorable to the Company than those Compaq was willing to accept. At the Company's direction, Goldman Sachs advised Dimension Data that the situation was competitive, that the Company wished to announce a transaction during the week of April 22, 2001, and that it would be in the interest of Dimension Data to proceed as expeditiously as possible.

  Over the period April 18 through April 25, 2001, the legal and financial advisors of the Company and Compaq continued to negotiate the terms of a merger agreement, and Compaq's advisors conducted additional due diligence.

  On April 24, 2001, representatives of Dimension Data communicated to Goldman Sachs that Dimension Data had a favorable opinion of the Company but had concerns about certain obligations of the Company, and that they did not think that Dimension Data would be in a position to enter into a binding agreement during that week. After that point, the representatives of Dimension Data departed the Washington, D.C. area where the Company's due diligence materials were located, on April 24 and 25, 2001.

  On April 26, 2001, the Board of Directors met to receive presentations from the Company's legal and financial advisors and to consider the proposed offer, merger and merger agreement with Compaq providing for the acquisition of the Company at $5.75 per Share in cash. At the meeting, Goldman Sachs noted that Dimension Data had made no indication that it would increase its indicated price or move expeditiously despite having been advised that the situation was competitive, and, moreover, there was a risk that Dimension Data would seek to reduce its indicated price in light of its stated concerns regarding certain obligations of the Company. The Board of Directors requested that Goldman Sachs deliver its opinion with respect to the fairness from a financial point of view to the holders of the Shares of the consideration proposed to be paid by Compaq. Goldman Sachs delivered to the Board its oral opinion to the effect that, as of such date, and based upon and subject to certain matters and assumptions, the $5.75 per Share consideration to be received by the holders of Shares pursuant to the proposed offer and merger with Compaq was fair from a financial point of view to such holders. Following such presentations, the Board of Directors approved the proposed merger with Compaq. Later on April 26, 2001, the Company and Compaq executed a merger agreement, and a press release was issued announcing such execution. Concurrently with the execution of the merger agreement, support agreements, retention agreements with key Company executives and arrangements with Mr. Fernandez were executed.

  On May 3, 2001, in accordance with the merger agreement between Compaq and the Company, a wholly-owned subsidiary of Compaq commenced an offer for all of the Shares.

  On the morning of May 6, 2001, Mr. Ord notified Mr. Fernandez that Dimension Data intended to make a superior proposal, pursuant to which Dimension Data would offer to acquire all of the Shares for a price of $7.50 per Share in cash. Dimension Data's financial and legal advisors also communicated the same message to the Company's financial and legal advisors. On that same morning, in accordance with the terms of the merger agreement between the Company and Compaq, Mr. Fernandez notified Mr. Lynn by telephone that the Company had received a proposal from Dimension Data to acquire all of the Shares for a price of $7.50 in cash, and the Company later that day faxed a letter to Compaq and its legal advisor notifying Compaq of the receipt of Dimension Data's proposal.

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  Shortly after Mr. Fernandez's conversation with Mr. Ord, Mr. Ord sent Mr.
Fernandez the following letter:

  May 6, 2001

  Mr. Raul J. Fernandez
  Chairman of the Board and
  Chief Executive Officer
  Proxicom, Inc.
  11600 Sunrise Valley Drive
  Reston, Virginia 20191

  Dear Raul

    As I am sure you can understand, we were extremely surprised when Proxicom announced its merger agreement with Compaq Computer Corporation. In light of our discussions in Washington, D.C. as recently as April 25th with respect to our proposed acquisition of Proxicom, we were disappointed that you did not give Dimension Data the opportunity to make a superior offer before proceeding with the transaction with Compaq.

    We continue to believe that a Dimension Data-Proxicom combination makes compelling business sense and provides a unique opportunity for your shareholders to realize maximum value for their shares. Such a combination would also be in the long-term interest of your employees who will have an opportunity to play a central role in the establishment of a new category of systems integrator. We are extremely impressed with the business you and your management team have developed and excited about the manner in which it complements our businesses. We believe that there are clear and convincing advantages to both Proxicom and Dimension Data as the combination of our two companies pairs one of the most respected e-business integrators with a unique global infrastructure services company, resulting in a differentiated merger that will be exciting to management, shareholders and especially employees. In addition, a business combination between Proxicom and Dimension Data would benefit both Proxicom's and Dimension Data's customers. Due to the independence of the companies, we will be retaining the ability to offer customers the best solution, a principle that has always been a foundation of Proxicom's success.

    Therefore, we are offering to acquire all of Proxicom's outstanding common stock at a price of $7.50 per share in cash. This offer represents a 30% premium over the proposed Compaq transaction. The transaction would be structured as a tender offer to all of your shareholders followed by a back-end merger at $7.50 per share in cash.

    Our Board has fully authorized this proposal, and we were prepared to execute the form of Agreement and Plan of Merger attached hereto, which is substantially identical to the agreement you have executed with Compaq. We will require support agreements from you and the General Atlantic Partners entities which are identical to those executed with Compaq. As is the case in the Compaq transaction, we also will require that retention agreements be entered into with the nine key executives of Proxicom, including you, and that you separately enter into an arrangement locking up a portion of your proceeds from the transaction. We have attached forms of these documents which reflect our discussions on these matters just prior to the announcement of the Compaq transaction and, therefore, we believe that we can execute these agreements expeditiously as well. Our proposal is not subject to any financing contingency. Our proposal is only subject to customary conditions, including the execution of definitive agreements.

    As you know, it is necessary to make our superior proposal in this manner because of the "no shop" provisions of your merger agreement with Compaq. However, we would prefer to work together with you and your Board of Directors in completing a negotiated transaction. To that end, we are prepared to commit all necessary resources to work with you in promptly completing a transaction. We and our advisors are ready to meet with you and your advisors to discuss all aspects of our offer, and to answer any questions you or they may have about our offer.

    Our objective is to promptly conclude a transaction that is enthusiastically supported by you and your Board of Directors, shareholders and employees. We look forward to hearing from you.

                                          Yours sincerely,

                                          Jeremy Ord

  Also on May 6, 2001, Dimension Data and its legal advisors delivered to the Company and its legal advisors drafts of a merger agreement, employment agreements with certain executives of the Company, and a retention agreement with Mr. Fernandez, all of which (other than the employment agreements) were based upon the agreements that had been entered into with Compaq, as opposed to the agreements previously submitted by Dimension Data.

  During the evening of May 6, 2001, the Board of Directors met to consider the Dimension Data acquisition proposal. The Company's financial and legal advisors described the Dimension Data acquisition proposal, noting that the consideration offered by Dimension Data was 30% greater than the consideration to be paid by Compaq under the Company's merger agreement with Compaq. The Company's advisors noted that, other than the price per Share to be paid, Dimension Data's acquisition proposal was on substantially similar terms and conditions as the transactions contemplated by the merger agreement entered into with Compaq. After discussion and hearing the advice of its legal and financial advisors, the Board concluded that the Dimension Data acquisition proposal was reasonably likely to result in a "Superior Proposal", as defined in the Compaq merger agreement. The Board authorized the Company's management and its financial and legal advisors to enter into negotiations with Dimension Data concerning the Dimension Data acquisition proposal. Subsequently during the evening of May 6, 2001, and early morning hours of May 7, 2001, members of the Company's management and legal advisors gave oral and written notice to Compaq and Compaq's legal advisors with respect to the foregoing. The Company also sent copies of all of the materials received from Dimension Data to Compaq and Compaq's legal advisors.

  Between May 7 and May 9, 2001, members of the Company's senior management and its advisors negotiated with members of Dimension Data's management and advisors over the terms of the draft merger agreement and ancillary agreements. On May 9, 2001, the Board met to consider whether the negotiated proposed agreements with Dimension Data constituted a "Superior Proposal," as that term was defined in the merger agreement with Compaq. The financial and legal advisors of the Company discussed the differences between the merger agreement with Compaq and the Dimension Data acquisition proposal, noting that Dimension Data had agreed to certain provisions (notably a definition of "Material Adverse Effect") more favorable to the Company than comparable provisions in the Compaq merger agreement. After further discussion the Board concluded that the Dimension Data acquisition proposal was a "Superior Proposal." Pursuant to the Compaq merger agreement, the Company gave Compaq and its legal advisors written notice that it had received a "Superior Proposal" and that it intended, subject to the terms of the merger agreement, to enter into a binding written agreement with respect thereto, and delivered to Compaq and its legal advisors copies of all of the negotiated proposed agreements with Dimension Data.

  During the evening of May 10, 2001, the Chairman and Chief Executive Officer of Compaq called Mr. Fernandez and notified him that Compaq would not be increasing its offered price of $5.75 per Share, and would be issuing a press release to that effect before the stock market opened on May 11, 2001. On May 11, 2001, after Compaq issued its press release, the Board met to consider this development. After receiving advice from the Company's financial and legal advisors, including Goldman Sachs' oral opinion (which was subsequently confirmed in writing dated as of May 11, 2001) to the effect that, as of May 11, 2001, the $7.50 per Share to be received by the holders of Shares pursuant to the proposed Offer and Merger with Dimension Data was fair from a financial point of view to such holders, the Board of Directors determined, subject to receiving a formal waiver from Compaq of the three business day waiting period, to terminate the merger agreement with Compaq and to pay to Compaq the $10 million termination fee. The Board of Directors further determined that the terms of the proposed Offer and Merger were fair to and in the best interests of the stockholders of the Company, approved the Merger Agreement with Dimension Data and the transactions contemplated thereby, including the Offer and the Merger, determined that the Merger Agreement with Dimension Data was advisable and determined to recommend that the Company's stockholders accept Dimension Data's Offer and tender their Shares pursuant to Dimension Data's Offer and adopt the Merger Agreement with Dimension Data. Later that day, after receiving a waiver from Compaq, the Company formally terminated the Compaq merger agreement and entered into the Merger Agreement with Dimension Data. Concurrently with the execution of the Merger Agreement, the Support Agreements, the Fernandez Retention Agreement and employment agreements with eight members of the Company's management were also executed. Thereafter, the Company and Dimension Data issued a joint press release announcing the execution of these agreements.

  On May 17, 2001, in accordance with the Merger Agreement, the Purchaser commenced an offer for all of the Shares.

 (ii) Reasons for the Recommendation of the Board of Directors.

  In reaching its recommendation described above in paragraph (a) of this Item 4, the Board of Directors considered a number of factors, including the following:

    1. Company Operating and Financial Condition. The Board considered the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industry in which the Company's business operates. The Board considered the uncertain economic environment and demand for IT spending, the stock price volatility for companies in the e-integration space, the shift to longer sales cycles and larger and more complex projects, and the intensifying competitive landscape.

    2. Transaction Financial Terms/Premium to Market Price. The Board considered the relationship of the Offer Price and the Merger Consideration to the historical market prices of the Shares. The Offer Price represents a 73% premium over the $4.33 closing price of the Shares on Nasdaq on April 26, 2001 (the last trading day prior to the announcement of the merger agreement with Compaq), a 163% premium over the $2.85 20-trading-day moving average on April 26, 2001, and a 30% premium over the price per Share offered in the merger agreement with Compaq. The Board also considered the form of consideration to be paid to holders of Shares in the Offer and the Merger, and the certainty of value of such cash consideration compared to stock consideration. The Board was aware that the consideration to be received by the holders of Shares in the Offer and Merger would be taxable to such holders for federal income tax purposes.

    3. Strategic Alternatives. The Board determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, were superior to the transactions contemplated by the merger agreement with Compaq. The Board noted that the $7.50 per Share consideration offered by Dimension Data pursuant to the Merger Agreement represented a 30% premium over the $5.75 per Share consideration offered under the merger agreement with Compaq, and that the other terms and conditions of the Merger Agreement with Dimension Data were similar to (and in the case of the definition of "Material Adverse Effect" more favorable than) the terms and conditions of the merger agreement with Compaq. The Board considered the presentation of the Company's financial advisor, Goldman Sachs, and the Board's review with respect to trends in the industry in which the Company's business operates and the strategic alternatives available to the Company, including the alternative to remain an independent public company, the possibility of acquisitions of or mergers with other companies in such industry, as well as the risks and uncertainties associated with such alternatives. The Board considered the results of the process that had been conducted by Goldman Sachs to assist the Board in its evaluation of strategic alternatives, including the fact that confidential information had been provided to four potentially interested parties and that the Company did not receive any proposal that offered value superior to the Offer and the Merger or that the Board believed was more likely to be consummated. The Board also considered management's belief that the Company and Dimension Data have compatible corporate cultures, the complementary nature of the two companies' products and customer bases, and the experience, size and financial strength of Dimension Data, including Dimension Data's ability to fund the Offer and the Merger with its cash reserves.

    4. Goldman Sachs Fairness Opinion. The Board considered presentations from Goldman Sachs and the oral opinion of Goldman Sachs (which was subsequently confirmed in a written opinion, dated as of May 11, 2001) to the effect that, as of such date, based upon and subject to the considerations and assumptions set forth therein, the $7.50 per Share to be received by holders of Shares pursuant to the Offer and the Merger is fair from a financial point of view to such holders. A copy of the written opinion rendered by Goldman Sachs to the Board of Directors, setting forth the procedures followed, the matters considered and the assumptions made by Goldman Sachs in arriving at its opinion, is attached as Annex A hereto and incorporated herein by reference. Stockholders are urged to read this opinion in its entirety. The Board was aware that Goldman Sachs becomes entitled to certain fees described in Item 5 upon the consummation of the Offer.

    5. Timing of Completion. The Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for all of the Shares, which should allow stockholders to receive the transaction consideration in a relatively short timeframe, followed by the Merger in which stockholders will receive the same consideration as received by stockholders who tender their Shares in the Offer.

    6. Limited Conditions to Consummation. Dimension Data's obligation to consummate the Offer and the Merger is subject to a limited number of conditions, with no financing condition. The Board also considered the likelihood of obtaining required regulatory approvals, and the terms of the Merger Agreement regarding the respective obligations of Dimension Data and the Company with respect to the pursuit of such regulatory approvals.

    7. Alternative Transactions. The Board considered that under the terms of the Merger Agreement, although the Company is prohibited from soliciting alternative acquisition proposals from third parties, the Company may engage in negotiations with, and may furnish non-public information to, a third party concerning an acquisition proposal if, among other things, the Board determines in good faith after receipt of advice from its financial advisor and outside legal counsel that such acquisition proposal is reasonably likely to result in a transaction that is more favorable to the Company's stockholders (in their capacities as stockholders), from a financial point of view, than the Offer and the Merger, and that is reasonably capable of being completed. The Board considered that the terms of the Merger Agreement permit the Company to terminate the Merger Agreement to enter into such a superior transaction involving the Company if, among other things, (i) the Company is not in breach of the "no solicitation" provisions of the Merger Agreement, (ii) the Company gives Dimension Data notice that it intends to enter into an agreement for such superior transaction and the material terms of such transaction, (iii) Dimension Data does not make, within three business days of receipt of such notification, an offer that the Board determines, in good faith and after consultation with its financial advisors and outside legal counsel, is as favorable to the stockholders of the Company as the superior transaction and (iv) the Company pays Dimension Data a $10 million termination fee concurrently with entering into such binding written agreement. The Board considered that under the Merger Agreement the Board may withdraw or modify its recommendation of the Merger Agreement, the Offer or the Merger, if the Board determines in good faith by a majority vote that an acquisition proposal constitutes such a superior proposal. The Board also considered that in the event of termination of the Merger Agreement by Dimension Data as a result of the Board changing its recommendation of the Offer, the $10 million termination fee would not be payable unless an alternate acquisition proposal had been made prior to such termination and the Company were subsequently to recommend, enter into or consummate another acquisition transaction within twelve months of such termination. The Board considered that these provisions of the Merger Agreement could deter third parties who might be interested in exploring an acquisition of the Company. The Board of Directors also considered the contacts that the Company had with various third parties regarding a potential transaction involving the Company, and the fact that the Company had engaged in a vigorous exploration of its strategic options, as described in section (b)(i) of this Item 4. The Board also considered that the Company was required to pay Compaq a $10 million termination fee in connection with terminating its merger agreement with Compaq.

    8. Potential Conflicts of Interest. The Board was aware of the potential conflicts of interest between the Company, on the one hand, and certain of the Company's officers and directors, on the other hand, in the Offer and the Merger (as described under Item 3 "--Effects of the Offer and the Merger under Company Stock Plans and Agreements between the Company and its Executive Officers").

  The foregoing includes the material factors considered by the Board. In view of its many considerations, the Board of Directors did not find it practical to, and did not, quantify or otherwise assign relative weights to the various individual factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board determined to approve the Merger Agreement and recommend that holders of Shares tender their Shares in the Offer.

 (c) Intent to Tender.

  Except as described in this paragraph, after reasonable inquiry and to the best of the Company's knowledge, each executive officer, director, affiliate and subsidiary of the Company currently intends, subject to compliance with applicable law including Section 16(b) of the Securities and Exchange Act of 1934, to tender all Shares held of record or beneficially owned by such person or entity to the Purchaser in the Offer. Stock options held by directors and executive officers as of the Effective Time will be cancelled and, to the extent that they are in-the-money, converted into cash or the right to receive cash in the future as described in Item 3 above.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

  In connection with Goldman Sachs' services as financial advisor to the Company, the Company will pay Goldman Sachs a transaction fee of approximately $6.0 million upon the consummation of the Offer.

  The Company has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses incurred in connection with rendering financial advisory services, including fees and disbursements of its legal counsel. The Company also has agreed to indemnify Goldman Sachs and its directors, officers, agents, employees and controlling persons for certain costs, expenses and liabilities, including certain liabilities under the federal securities laws.

  Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company.

  No transactions in Shares have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

  Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person;
(2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

  Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

 (a) Delaware General Corporation Law.

  As a Delaware corporation, the Company is subject to Section 203. In general, Section 203 would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (3) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board of Directors has approved the Merger Agreement, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

  Under the DGCL, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's stockholders. However, if the Purchaser does not acquire at least 90% of the Shares pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under Delaware law, a significantly longer period of time will be required to effect the Merger.

 (b) Regulatory Approvals.

  United States Antitrust Compliance. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

  Dimension Data has advised the Company that it intends to file a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on or around May 21, 2001. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer would be scheduled to expire at 11:59 p.m., New York City time, on or around June 5, 2001. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Dimension Data. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by Dimension Data with such request. Thereafter, such waiting period can be extended only by court order or by agreement of the parties.

  The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Dimension Data pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Dimension Data or the Company. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States. The Company does not, and Dimension Data has advised the Company that it does not, believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

  German Antitrust Compliance. Under the German Act against Restraints of Competition (the "Act"), certain acquisition transactions may not be consummated in Germany unless certain information has been furnished to the German Federal Cartel Office (the "FCO" or BUNDESKARTELLANT) and certain waiting period requirements have been satisfied without issuance by the FCO of an order to refrain. The purchase of the Shares by the Purchaser pursuant to the Offer and the consummation of the Merger may be subject to such requirements. Under such laws, the FCO has one month (unless earlier terminated by the FCO) from the date of filing of such information with the FCO to clear the Offer and the Merger or to advise the parties of its intention to investigate the Offer and the Merger in-depth, in which case the FCO has four months from the date of filing in which to take steps to oppose the Offer and the Merger. According to the Act, the purchase of the Shares pursuant to the Offer may not be consummated before the end of the one-month period, and, provided that the FCO has informed the parties about the initiation of an in-depth review within such period, before the end of the four-month period or its agreed-upon extension, unless the FCO has given its clearance to the proposed transaction in writing before the end of such periods. In the course of its reviews, the FCO will examine whether the proposed acquisition of the Shares by the Purchaser pursuant to the Offer would create a dominant market position or strengthen an already-existing dominant position in Germany. If the FCO makes such a finding, it will act to prohibit the transaction. While Dimension Data and the Purchaser do not believe that there is any basis for the FCO to investigate the Offer and the Merger in-depth, there can be no assurance that the FCO will not investigate or oppose the transactions or that the FCO will not seek to extend the waiting period.

  Dimension Data has advised the Company that it filed for clearance of the transaction under the German antitrust laws on May 14, 2001. The one-month mandatory waiting period under German law can be earlier terminated or extended by the German antitrust authorities. Dimension Data intends to request early termination of the waiting period. Although the parties anticipate an early clearance, there can be no guarantee of receiving early termination or that the German antitrust authorities will not conduct a further investigation or seek to prevent the transaction.

Other Filings

  Although neither Dimension Data nor the Company believe that any other filings related to business combination statutes will be necessary in any other countries, both Dimension Data and the Company conduct operations in a number of foreign countries and filings may have to be made with foreign governments under their pre-merger notification statutes. The filing requirements of various nations are being analyzed by the parties, and, where necessary, the parties intend to make such filings.

 (c) Dimension Data's Designation of Persons to be Elected to the Board of Directors.

  The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Dimension Data, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of the Company's stockholders.

Item 9. Material to be Filed as Exhibits.

  The following Exhibits are filed herewith:

 Exhibit
   No.                                 Description
 -------                               -----------
 (a)(1)  Letter to the stockholders of the Company, dated May 17, 2001.*

 (a)(2)  Section 11 and Section 14 of the Offer to Purchase, dated May 17, 2001
         (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Dimension Data and the Purchaser filed on May 17, 2001).

 (a)(3)  Form of Letter of Transmittal (incorporated by reference to Exhibit
         (a)(1)(B) to the Schedule TO of Dimension Data and the Purchaser filed on May 17, 2001).

 (a)(4)  Opinion of Goldman, Sachs & Co., dated as of May 11, 2001 (included as
         Annex A to this Statement).*

 (a)(5) Press Release issued by the Company on May 9, 2001 (incorporated by reference to press release under cover of Schedule 14D-9 filed by the Company on May 10, 2001).

 (a)(6)  Joint Press Release issued by Dimension Data and the Company on May
         11, 2001 (incorporated by reference to press release under cover of Schedule 14D-9 filed by the Company on May 14, 2001).

 (e)(1)  Agreement and Plan of Merger, dated as of May 11, 2001, among
         Dimension Data, the Company and the Purchaser (incorporated by reference to Exhibit (d)(1) to the Schedule TO of Dimension Data and the Purchaser filed on May 17, 2001).

 (e)(2) Support Agreement, dated as of May 11, 2001, between Dimension Data and Raul Fernandez (incorporated by reference to Exhibit (d)(3)(A) to the Schedule TO of Dimension Data and the Purchaser filed on May 17,
         2001).

 (e)(3)  Support Agreement, dated as of May 11, 2001, among Dimension Data,
         General Atlantic Partners 34, L.P., General Atlantic Partners 52,
         L.P., GAP Coinvestment Partners, L.P., and GAP Coinvestment Partners
         II, L.P. (incorporated by reference to Exhibit (d)(3)(B) to the Schedule TO of Dimension Data and the Purchaser filed on May 17,
         2001).

 (e)(4)  Mutual Non-Disclosure Agreement, dated February 9, 2001, between
         Dimension Data and the Company (incorporated by reference to Exhibit
         (d)(2) to the Schedule TO of Dimension Data and the Purchaser filed on May 17, 2001).

 (e)(5)  Information Statement of the Company, dated May 17, 2001 (included as
         Annex B hereto).*

 (e)(6)  Letter Agreement dated May 11, 2001 between Dimension Data and Raul J.
         Fernandez (incorporated by reference to Exhibit (d)(4) to the Schedule
         TO of Dimension Data and the Purchaser filed on May 17, 2001).

 (e)(7) Employment Agreement dated as of May 11, 2001 among Dimension Data, the Company and Raul J. Fernandez (incorporated by reference to Exhibit (d)(5)(A) to the Schedule TO of Dimension Data and the
         Purchaser filed on May 17, 2001).

 (e)(8) Form of Employment Agreement among Dimension Data, the Company and certain members of the Company's management (incorporated by reference to Exhibit (d)(5)(B) to the Schedule TO of Dimension Data and the Purchaser filed on May 17, 2001).

--------
* Included with this Statement.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Proxicom, Inc.

                                             /s/ David R. Fontaine
                                          By: _________________________________
                                             Name: David R. Fontaine
                                             Title: Senior Vice President and
                                              General Counsel

Dated: May 17, 2001

                                                                         ANNEX A

                        [LETTERHEAD OF GOLDMAN SACHS]


PERSONAL AND CONFIDENTIAL

May 11, 2001

Board of Directors
Proxicom, Inc.
11600 Sunrise Valley Drive
Reston, VA 20191

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Proxicom, Inc. (the "Company") of the $7.50 per Share in cash proposed to be paid by Purchaser (as defined below) in the Tender Offer and the Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of May 11, 2001 (the "Agreement"), among Dimension Data Holdings plc ("Parent"), Putter Acquisition Corp., an indirect wholly-owned subsidiary of Parent ("Purchaser"), and the Company. The Agreement provides for a tender offer for any and all of the Shares (the "Tender Offer") pursuant to which Purchaser will pay $7.50 per Share in cash for each Share accepted. The Agreement further provides that following completion of the Tender Offer, Purchaser will be merged into the Company (the "Merger") and each outstanding Share (other than Shares already owned by Purchaser) will be converted into the right to receive $7.50 in cash.

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having acted as its financial advisor in connection with the proposed acquisition of the Company by Compaq Computer Corporation announced in April 2001, and having acted as the Company's financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. We also may provide investment banking services to Parent and its subsidiaries in the future. Goldman, Sachs & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company or Parent for its own account and for the accounts of customers.

In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the two years ended December 31, 2000; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding their assessment of its past and current business operations, financial condition and future prospects, including their assessment of the risks and uncertainties of achieving the forecasts for the Company prepared by its management. In addition, we have reviewed the reported price and trading activity for the Shares, which like many Internet-related stocks have been and are likely to continue to be subject to significant short-term price and trading volatility, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the information technology services industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or as to how any holder of Shares should vote with respect to the Merger.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the $7.50 in cash to be received by the holders of Shares in the Tender Offer and the Merger is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
_________________________________
(Goldman, Sachs & Co.)

                                                                        ANNEX B

                                PROXICOM, INC.
                          11600 SUNRISE VALLEY DRIVE
                               RESTON, VA 20191

                       INFORMATION STATEMENT PURSUANT TO
                 SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14F-1 THEREUNDER

  This Information Statement is being mailed on or about May 17, 2001 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Statement") of Proxicom, Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Dimension Data Holdings plc ("Dimension Data") to a majority of seats on the Board of Directors (the "Board of Directors" or the "Board") of the Company. On May 11, 2001, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Dimension Data and Putter Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Dimension Data, pursuant to which the Purchaser has commenced a tender offer to purchase all outstanding shares of Common Stock, par value $0.01 per share, of the Company (the "Shares") at a price per Share of $7.50 (the "Offer Price"), net to the seller in cash, upon the terms and conditions set forth in the Purchaser's Offer to Purchase, dated May 17, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1)(A) and
(a)(1)(B) respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Dimension Data and the Purchaser with the Securities and Exchange Commission (the "Commission") on May 17, 2001. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation and will be a wholly-owned subsidiary of Dimension Data. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares owned by Dimension Data, any of its subsidiaries (including the Purchaser), the Company, and Shares held by stockholders who properly demand appraisal and comply with the provisions of
Section 262 of the DGCL relating to dissenters' rights of appraisal) will be converted into the right to receive the same amount in cash per Share that is paid pursuant to the Offer (the "Merger Consideration").

  The Offer, the Merger, and the Merger Agreement are more fully described in the Statement, to which this Information Statement forms Annex B, which was filed by the Company with the Commission on May 17, 2001 and which is being mailed to stockholders of the Company along with this Information Statement.

  This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Dimension Data, the Purchaser or the Dimension Data Designees (as defined below) has been provided by Dimension Data. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

  Pursuant to the Merger Agreement, the Purchaser commenced the Offer on May 17, 2001. The Offer is currently scheduled to expire at 12:00 AM, New York City time, on Thursday, June 14, 2001, unless the Purchaser extends it.

                                    GENERAL

  The Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the stockholders of the Company. Each share has one vote. As of the close of business on May 14, 2001, there were 57,507,658 outstanding Shares.

          RIGHTS TO DESIGNATE DIRECTORS AND DIMENSION DATA DESIGNEES

  The Merger Agreement provides that, upon the purchase of and payment for Shares by the Purchaser pursuant to the Offer, Dimension Data will be entitled to designate such number of directors (the "Dimension Data Designees") on the Board, rounded up to the next whole number, as is equal to the product obtained by multiplying the total number of directors on the Board by the percentage that the number of Shares beneficially owned by Dimension Data and its affiliates bears to the total number of Shares then outstanding.

  The Merger Agreement provides that the Company will take all actions necessary to cause the Dimension Data Designees to be elected to the Board, including increasing the number of directors and seeking and accepting resignations of incumbent directors. The Merger Agreement also provides that the Company will, subject to applicable law and stock exchange regulations, use its reasonable best efforts to cause Dimension Data Designees to constitute the number of members, rounded up to the next whole number, on (i) each committee of the Board and (ii) each board of directors of each subsidiary of the Company that represents the same percentage as such individuals represent on the Board of Directors of the Company.

  Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, the Company will use its reasonable best efforts to ensure that at least one of the directors of the Company not designated by Dimension Data remains a member of the Board until the Effective Time.

  The Dimension Data Designees will be selected by Dimension Data from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Dimension Data Designees currently is a director of, or holds any positions with, the Company. Dimension Data has advised the Company that, to the best of Dimension Data's knowledge, except as set forth below, none of the Dimension Data Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Dimension Data and the Company that have been described in the Schedule TO or the Statement.

  The name, age, citizenship, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Dimension Data Designees are set forth below. Unless otherwise indicated, (1) the business address of each such person is Dimension Data Oval, 1 Meadowbrook Lane, Epsom Downs, Sandton 2125, South Africa and (2) each such person is a citizen of South Africa. Each individual listed below is a director of Dimension Data.

Name and Current Business         Present Principal Occupation or Employment
Address                    Age         and Five-Year Employment History
-------------------------  --- ------------------------------------------------
Jeremy John Ord..........   43 Executive Chairman of Dimension Data (1987-
                               present). Director of the following companies:
                               L.J. Investments; Asmika Investments (Pty) Ltd.;
                               Beechjet Partnership; Jellicore Property
                               Investments (Pty) Ltd.; Propolux (Pty) Ltd.;
                               Waterford Wines (Pty) Ltd.; Lorsson (Pty) Ltd.;
                               Shared Leopard Creek No. 1 (Pty) Ltd.; and
                               Ottoglo Investments (Pty) Ltd.

Name and Current Business         Present Principal Occupation or Employment
Address                    Age         and Five-Year Employment History
-------------------------  --- ------------------------------------------------
Dirk Alexander Ackerman..   41 Global Managing Director of Dimension Data
                               (2000-present). Managing Director of the
                               Airports Company Limited (1995-2000). Director
                               of the following companies: Duna Properties
                               (Pty) Ltd.; Powercall Investments 20 (Pty) Ltd.;
                               and Strategy Systems Consulting Services (Pty)
                               Ltd. President of the Purchaser since the
                               company was founded; Director of the Purchaser.

Richard Donald Selkirk      42 Group Marketing and Strategy Director of
 Came....................      Dimension Data (1987 to present). Director of
 Citizenship: Ireland          the following companies: Crimsonwing Investment
                               (Pty) Ltd.; Prism Holdings Ltd.; Prism Payment
                               Technology Ltd.; Desaru Properties; Beechjet
                               Partnership; Faulchion Trading (Pty) Ltd.; and
                               Shared Leopard Creek No. 1 (Pty) Ltd.

David Andrew Frankel.....   29 Non-executive Director of Dimension Data (2000-
 Peregrine Building            present). Joint Managing Director of The
 1st Floor                     Internet Solution of Dimension Data (1995-2000).
 6A Sandown Valley
 Crescent
 Sandton 2146, South
 Africa

Peter Robert Harrison....   63 Managing Director--Chernikeeff Networks of
 Dimension Data House          Dimension Data (1999-present). Managing Director
 Brooklands Close              of Chernikeeff Networks (1990-1999). Director of
 Sunbury-on-Thames             the following companies: Sorrelfield Ltd.;
 Middlesex, TW16 7DX           Junick Corporate Trustees Ltd.; Junick
 United Kingdom                Management Trustees Ltd.; Harrison Corporate
 Citizenship: United           Trustees Ltd.; Harrison Management Trustees
 Kingdom                       Ltd.; Patrick Spens and Co. Ltd.; and Reigate
                               and Redhill Masonic Hall Ltd.

Peter Geoffrey Thomas       45 Executive Director Online Business RSA and
 Hird....................      President USA Operations of Dimension Data
                               (2000-present). Executive Director Online
                               Business RSA of Dimension Data (1996-present).
                               Director of the following companies: Made-The-
                               Grade Investments (Pty) Ltd.; Grinaker
                               Sponsorship Marketing; Sapete Investments C.C.;
                               Hayfields Partnership; Norwave Investments (Pty)
                               Ltd.; Beechjet Partnership; and Shared Leopard
                               Creek No. 1 (Pty) Ltd.

Stephen Michael Joubert..   42 Chief Financial Officer Network Services of
                               Dimension Data (1996-present). Director of the
                               following companies: 12 Beachy Head (Pty) Ltd.;
                               Shared Leopard Creek Investments (Pty) Ltd.;
                               Quay 395 Pecanwood (Pty) Ltd.; Charnrey
                               Investments (Pty) Ltd.; and The Stephen Joubert
                               Family Trust.

Name and Current Business         Present Principal Occupation or Employment
Address                    Age         and Five-Year Employment History
-------------------------  --- ------------------------------------------------
Robert Cecil Mansfield...   49 Non-executive Director of Dimension Data (2000-
 107 Mount St.                 present). Chief Executive Officer of Optus
 North Sydney, NSW 2060        Communications (Pty) Ltd. (1993-1996). Non-
 Australia                     executive director of Datacraft Asia Ltd., a
 Citizenship: Australia        subsidiary of Dimension Data (1998-present).
                               Director of the following companies: Telstra
                               Corporation Ltd.; CDS Technologies (Pty) Ltd.;
                               McDonald's Australia Ltd.; Optus Communications
                               (Pty) Ltd.; John Fairfax Holdings Ltd.; Toxulu
                               (Pty) Ltd.; Cardup (Pty) Ltd.; and Culligan
                               Australia (Pty) Ltd.

Patrick Keith Quarmby....   46 Group Corporate Finance Director of Dimension
                               Data (1996-present). Director of the following
                               companies: Standard Bank London Ltd.; Standard
                               London Hong Kong Ltd.; Chester Interests (Pty)
                               Ltd.; and Unitrans Ltd. Secretary of the
                               Purchaser since the company was founded;
                               Director of the Purchaser.

Ettienne Reinecke........   37 Chief Technical Officer Network Services of
 135 Newbury Street            Dimension Data (2000-present). Managing Director
 Framingham, MA 01701          Omni-Link of Dimension Data (1997-2000). Product
                               Director Network Services of Dimension Data
                               (1994-1997).

Malcolm Thomas              39 Group Finance Director of Dimension Data (1994-
 Rutherford..............      present). Director of the following companies:
                               Coronation Holdings Ltd.; Apprised Investments
                               (Pty) Ltd.; and Beechjet Partnership. Treasurer
                               of the Purchaser since the Company was founded.

Roderick (Rory) Michael     41 Non-executive Director of Dimension Data (1991-
 Scott...................      present). Director of the following companies:
 Unit 2 Quayside Office        The Scottish Knitwear Group (SA) (Pty) Ltd.; The
 Park                          Scottish Clothing Corporation (Pty) Ltd.; Erf 79
 Cnr Gordon & Hedge Roads      Eastgate Ext. 4 CC; Jay Consultants CC;
 Knysna, South Africa          Integrated Business Consultants CC; Scientific
 Citizenship: United           Group (Pty) Ltd.; Beach Head Management
 Kingdom                       Consultants CC; Business Venture Investments No.
                               270 (Pty) Ltd.; and Knysna Invesments (No 8)
                               (Pty) Ltd.

Donovan Samuel Smyth.....   47 Executive Director European Operations of
 Dimension Data Europe         Dimension Data (2000-present). Managing Director
 In den Schwarzwiessen 9       of Lattice Technologies (Pty) Ltd., a subsidiary
 61440 Oberursel, Germany      of Dimension Data (1998-2000). Executive
 Citizenship: Ireland          Director of Dimension Data (1996-1998). Director
                               of Olifants River Nature Reserve.

Robert Keith Carden         44 Group Managing Director I-Commerce of Dimension
 Taylor..................      Data (1995-present). Director of the following
                               companies: Robert Taylor and Associates (Pty)
                               Ltd.; Kingsclero (Pty) Ltd.; Flying Thorpe (Pty)
                               Ltd.; Farmprops 14 (Pty) Ltd.; Carden Farms
                               (Pty) Ltd.; Carden Cirrus Partnership; RT
                               Aviation Partnership; Wood Creations (Pty) Ltd.;
                               Vaisala SA (Pty) Ltd.; Corentoza Forestry
                               Development (Pty) Ltd.; and Leopont SA (Pty)
                               Ltd. Director of the Purchaser.

Name and Current Business         Present Principal Occupation or Employment
Address                    Age         and Five-Year Employment History
-------------------------  --- ------------------------------------------------
Gordon Herbert Waddell...   63 Non-executive Director of Dimension Data (2000-
 43 Elm Park Gardens           present). Non-Executive Chairman of Shanks plc
 London, SW10 9PA              (1993-present). Chairman of Mersey Docks and
 United Kingdom                Harbour Company (1993-present). Chairman of
 Citizenship: United           Gartmore Scotland Investment Trust PLC (1991-
 Kingdom                       present). Director of the following companies:
                               London and Strathclyde Trust; The Scottish
                               National Trust PLC; Fairway Group PLC; Tor
                               Investment Trust PLC; Cadbury Schweppes PLC;
                               Pioneer Goldfields Ltd.; Anglo American
                               Corporation of South Africa Ltd.; Johannesburg
                               Consolidated Investment Trust Ltd.; Barlow Rand
                               Ltd.; Rustenburg Platinum Mines Ltd.; and South
                               African Breweries Ltd.

Bruce Watson.............   43 Global Managing Director Network Services of
                               Dimension Data (1998-present). Managing Director
                               Networking of Dimension Data (1995-1998).
                               Director of the following companies: Kim H;
                               Gleniffer Pines; Glen Garry Trust; Jellicore
                               Property Investments (Pty) Ltd.; Shared Leopard
                               Creek No. 1 (Pty) Ltd.; and Beechjet
                               Partnership.

Peter Dorian Wharton-       61 Non-executive Director of Dimension Data (1998-
 Hood....................      present). Vice-Chairman of Liberty Life (1992-
                               1999). Director of the following companies:
                               Standard Bank of South Africa Ltd.; The Premier
                               Group Ltd.; Guardian National Insurance Company
                               Ltd.; Charter Life; Guardrisk Insurance Company;
                               BOE Ltd; Liberty Holdings Ltd.; and Liberty Life
                               Association of Africa Ltd.

                       OWNERSHIP OF COMMON STOCK BY THE
                     PRINCIPAL STOCKHOLDERS AND MANAGEMENT

  The following table sets forth information as of May 14, 2001 (except as otherwise noted) with respect to the beneficial ownership of Shares by (i) each director of the Company, (ii) each of the Chief Executive Officer and the other four most highly compensated executive officers of the Company for fiscal 2000 ("Named Executive Officers"), (iii) all directors and executive officers of the Company as a group, and (iv) each person who, to the best of the Company's knowledge, beneficially owns more than five percent of any class of the Company's voting securities. Except as otherwise indicated, persons listed below have sole voting and investment power with respect to all Shares held by them, except to the extent such power may be shared with a spouse.

                                                            Shares    Percent
                                                         Beneficially of Class
                                                         Owned (1)(2)   (1)
                                                         ------------ --------
DIRECTORS
Raul J. Fernandez(3)....................................  12,963,358    22.5%
J. L. Davies............................................      45,000       *
David C. Hodgson(4).....................................   3,550,956     6.2%
Jack Kemp...............................................     111,000       *
Theodore J. Leonsis(5)..................................     173,334       *
John A. McKinley, Jr....................................     170,334       *
Mario M. Morino(6)......................................     686,282     1.2%
NAMED EXECUTIVE OFFICERS (WHO ARE NOT DIRECTORS)
Larry D. Clark(7).......................................     233,272       *
E. Michael Hansen(8)....................................     190,526       *
Heiner Rutt.............................................     539,500       *
Kenneth J. Tarpey(9)....................................     265,046       *
DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP
(12 individuals)(10)....................................  19,018,376    32.3%
PRINCIPAL STOCKHOLDERS
General Atlantic Partners, LLC(11)......................   3,480,956     6.1%
  c/o General Atlantic Service Corporation
  3 Pickwick Plaza
  Greenwich, Connecticut 06830
RS Investment Management Co. LLC(12)....................   2,854,650     5.0%
  388 Market Street, Suite 200
  San Francisco, California 94111

--------
  *   Less than one percent.
 (1) The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares outstanding as of such date and the number of shares as to which such person has the right to acquire voting or investment power within 60 days. As used in this proxy statement, "voting power" is the power to vote or direct the voting of shares, and "investment power" is the power to dispose or direct the disposition of shares. Except as noted, each stockholder listed has sole voting and investment power with respect to the shares shown as beneficially owned by such stockholder, except to the extent such power may be shared with a spouse.
 (2) Includes the following Shares that the individuals named below had the right to purchase within 60 days of May 14, 2001 (or, in the case of Messrs. Clark and Hansen, December 31, 2000) pursuant to options: Larry
      D. Clark--56,500; J. L. Davies--45,000; Raul J. Fernandez--50,000; E.
      Michael Hansen--190,000; Jack Kemp--75,000; Theodore J. Leonsis--70,000; John A. McKinley, Jr.--45,000; Mario M. Morino--115,000; Heiner Rutt-- 539,500; Kenneth J. Tarpey--175,562.
 (3) Includes 9,530 Shares of common stock owned by Mr. Fernandez's wife. Mr. Fernandez's address is c/o Proxicom, Inc., 11600 Sunrise Valley Drive, Reston, Virginia 20191.

 (4) Includes 1,405,121 Shares held by General Atlantic Partners 34, LP, 248,111 Shares held by GAP Coinvestment Partners, LP, 1,491,865 Shares held by General Atlantic Partners 52, LP, and 335,859 Shares held by GAP Coinvestment Partners II, LP. The general partner of General Atlantic Partners 34 and General Atlantic Partners 52 is General Atlantic Partners, LLC, a Delaware limited liability company. The managing members of General Atlantic Partners, LLC are also the general partners of GAP Coinvestment Partners and GAP Coinvestment Partners II. Mr. Hodgson is a managing member of General Atlantic Partners, LLC. Mr. Hodgson is a general partner of GAP Coinvestment Partners and GAP Coinvestment Partners II. General Atlantic Partners 34, General Atlantic Partners 52, GAP Coinvestment Partners, GAP Coinvestment Partners II and General Atlantic Partners, LLC, together, are a "group" within the meaning of Rule 13d-5 under the Exchange Act. Mr. Hodgson disclaims beneficial ownership of the securities held by General Atlantic Partners 34, General Atlantic Partners 52, GAP Coinvestment Partners and GAP Coinvestment Partners II, except to the extent of his respective pecuniary interest in those entities. Mr. Hodgson's address is c/o General Atlantic Service Corporation, 3 Pickwick Plaza, Greenwich, Connecticut 06830.
 (5) Includes 98,334 Shares held in trust by Mr. Leonsis and 5,000 Shares held in trust by Mr. Leonsis's wife. Mr. and Mrs. Leonsis are each a trustee and beneficiary of their respective trust.
 (6) Includes 571,282 Shares held in trust by Mr. Morino. Mr. Morino is a trustee and beneficiary of the trust.
 (7) Shares beneficially owned as of December 31, 2000. Includes 600 Shares owned by members of Mr. Clark's immediate family. On December 4, 2000, Mr. Clark resigned his position as Executive Vice President and Chief Operating Officer, effective January 3, 2001.
 (8) Shares beneficially owned as of December 31, 2000. Mr. Hansen resigned his position as Senior Vice President, International Operations, effective April 30, 2001.
 (9)  Includes 6,000 Shares owned by members of Mr. Tarpey's immediate family.
(10) Includes 1,413,742 Shares which all directors and executive officers as a group have the right to purchase within 60 days of May 14, 2001 upon the exercise of stock options.
(11) Includes 1,405,121 Shares held by General Atlantic Partners 34, LP, 248,111 Shares held by GAP Coinvestment Partners, LP, 1,491,865 Shares held by General Atlantic Partners 52, LP and 335,859 Shares held by GAP Coinvestment Partners II, LP. The general partner of General Atlantic Partners 34 and General Atlantic Partners 52 is General Atlantic Partners, LLC, a Delaware limited liability company. The managing members of General Atlantic Partners, LLC are also the general partners of GAP Coinvestment Partners and GAP Coinvestment Partners II. General Atlantic Partners 34, General Atlantic Partners 52, GAP Coinvestment Partners, GAP Coinvestment Partners II and General Atlantic Partners, LLC, together, are a "group" within the meaning of Rule 13d-5 under the Exchange Act.
(12) Based upon a Schedule 13G filed with the Commission on February 15, 2001. RS Investment Management Co. LLC is the parent company of registered investment advisers whose clients have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Shares. No individual client's holdings of Shares are more than five percent of the outstanding Shares.

                              BOARD OF DIRECTORS

  The Board of Directors is divided into three classes with staggered terms. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. Biographical information on each director, including his age, follows:

                            TERMS EXPIRING IN 2002

  J. L. Davies, 51 (Director since 2000) has been Senior Advisor to the CEO of America Online, Inc. since January 2000. Mr. Davies served as President of AOL International from September 1994 to January 2000 and was Senior Vice President of AOL Services from July 1993 to September 1994. Prior to joining AOL, Mr. Davies was a Managing Director with Citicorp in London, England. Mr. Davies is a director of Scholastic, Inc., a global children's publishing and media company.

  David C. Hodgson, 44 (Director since 1996) is a managing member of General Atlantic Partners, LLC, a private equity investment firm focused exclusively on Internet and information technology investments on a global basis. Mr. Hodgson has been with General Atlantic Partners, LLC (or its predecessor) since 1982. Mr. Hodgson is also a director of Atlantic Data Services, Inc., a provider of IT consulting services for the banking industry, ProBusiness Services, Inc., a payroll processing company and employee administrative services company, SI Corporation, an Internet-based financial services solutions company, Screaming Media, Inc., a developer of proprietary technologies for the aggregation and distribution of digital content over the Internet, Meta4 N.V., a developer of web-based software products for the management of people and exchange of knowledge across corporate intranets and the Internet, and several private information technology companies.

  Theodore J. Leonsis, 45 (Director since 1999) was recently named Vice Chairman of AOL Time Warner, Inc. and President of the Advanced Systems Group of America Online, Inc. From March 1999 to January 2001, Mr. Leonsis was President of Interactive Properties Group of America Online, Inc. From November 1996 to March 1999, Mr. Leonsis was President of America Online Studios, a division of America Online, Inc. Prior to that, Mr. Leonsis was President of America Online Services Company, also a division of America Online, Inc., from 1994 to 1996. Mr. Leonsis was previously Chief Executive Officer of Redgate Communications Corporation, a media marketing company which was founded in 1987 and sold to America Online, Inc. in 1994.

                            TERMS EXPIRING IN 2003

  Jack Kemp, 65 (Director since 1997) has been Co-Director of Empower America from 1993 to the present. Mr. Kemp served as the Secretary of Housing and Urban Development from February 1989 until January 1992 and, before that, for 18 years as a member of the United States House of Representatives. Mr. Kemp is also a director of Oracle Corporation, Hawk Corporation, a global manufacturer of specialized brake and clutch components, and Speedway Motor Sports, Inc., a marketer and promoter of motor sports entertainment.

  John A. McKinley, Jr., 43 (Director since 1997) is Executive Vice President and Chief Technology Officer of Merrill Lynch & Co., Inc. Prior to joining Merrill Lynch, Mr. McKinley was the Chief Technology and Information Officer for GE Capital Corporation from 1995 to 1998. From 1982 until 1995, Mr. McKinley held various positions with Ernst & Young LLP, where he was most recently a partner concentrating in the financial services and airline industries. Mr. McKinley is a board member of CommerceQuest, Inc., a provider of outsourced integration solutions, and is on the advisory boards of Sun Microsystems and Internet Capital Group.

  Mario M. Morino, 57 (Director since 1997) is Chairman and CEO of The Morino Group and is an investor in and adviser to various firms in the information technology sector. Mr. Morino was co-founder and Vice Chairman of Legent Corporation until his retirement in September 1992.

                            TERMS EXPIRING IN 2004

  Raul J. Fernandez, 34 (Director since 1991) founded the Company and has served as Chief Executive Officer and Chairman of the Board of Directors since its inception in 1991. Mr. Fernandez also served as the Company's President from 1991 to February 2000. Prior to starting the Company, Mr. Fernandez served as the Director of Emerging Technologies at Digicon, Inc., a government contracting firm. Mr. Fernandez is a member of the board of directors of the Northern Virginia Technology Council, a trade organization. Mr. Fernandez is also a director of Liz Claiborne, Inc.

Director Compensation

  Fees. Directors who are not employees of the Company receive $3,000 for each board meeting attended and are reimbursed for reasonable travel expenses. Directors of the Company who are also employees of the Company receive no directors fees.

  Stock Option Grants. The 1997 Stock Option Plan for Non-Employee Directors provides for automatic grants of stock options to eligible non-employee directors. There are 1,200,000 Shares reserved for issuance under this plan. Under this plan, each non-employee director is granted an option to purchase 45,000 Shares upon first election to the board. Each non-employee director is also granted an additional option to purchase 45,000 shares of common stock upon reelection to the Board. Options granted under this plan before December 15, 1998 vest over three years, subject to acceleration in the event of a change of control of the Company. Options granted after December 15, 1998 vest on the date of grant. No option granted under this plan is exercisable after the tenth anniversary of the option's date of grant. Options are exercisable at the fair market value of the Shares on the date of grant (as determined by the market closing price on the trading day before the date of grant).

  At May 14, 2001, stock options to purchase 350,000 Shares were outstanding pursuant to the 1997 Stock Option Plan for Non-Employee Directors.

2000 Board Meetings

  The Board of Directors held four meetings during the Company's 2000 fiscal year, which ended on December 31, 2000. During 2000, each of Messrs. Fernandez, Hodgson, Kemp, Leonsis, McKinley and Morino attended at least 75% of the aggregate of the total number of meetings of the Board of Directors held during the period he served as a director and the total number of meetings held by each committee of the Board of Directors on which he served during the period for which he served. Mr. Davies attended two-thirds of the total number of meetings of the Board of Directors held during the period that he served as a director. Mr. Davies was appointed to the Board of Directors on April 19, 2000. The next meeting of the Board took place on April 20, 2000. Mr. Davies was unable to attend this meeting due to a prior commitment, but did attend the remaining two meetings of the Board of Directors that were held in 2000. Mr. Davies is not a member of any of the committees of the Board of Directors.

Board Committees

  The Board of Directors currently has standing audit and compensation committees, each of which consists entirely of non-employee directors.

  Audit Committee. The audit committee, which held four meetings during 2000, currently consists of Messrs. Hodgson and McKinley. This committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters. These matters include the selection of the Company's auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the Company's independent auditors and the Company's accounting practices. Beginning June 14, 2001, each member of the audit committee will be required to meet the independence and experience requirements of Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards. As of the date of this Information Statement, Mr. Hodgson meets these standards but Mr. McKinley does not.

  Compensation Committee. The compensation committee, which held two meetings during 2000, currently consists of Messrs. Hodgson, Leonsis and Morino. This committee determines the salaries and incentive compensation of the Company's officers and provides recommendations for the salaries and incentive compensation of other employees and consultants. The compensation committee also administers the Company's various incentive compensation, stock and benefit plans.

  Nominating Committee. The Board of Directors acts as a nominating committee for selecting candidates to stand for election as directors. Pursuant to the Company's amended and restated bylaws, other candidates may also be nominated by any stockholder, provided each such other nomination is submitted in writing and received by the Secretary of the Company at the principal executive offices of the Company not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, the stockholder must so deliver the notice not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. In the event that the number of directors to be elected to the board is increased and there is no public announcement made by the Company at least 70 days prior to the first anniversary of the preceding annual meeting naming all of the nominees for director or specifying the size of the increased board, with respect to nominees for any new position created by the increase, the stockholder must so deliver the notice not later than the close of business on the tenth day following the day on which such public announcement is first made.

  COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION
                                   DECISIONS

  The current members of the compensation committee are David C. Hodgson, Theodore J. Leonsis and Mario M. Morino. None of the members of the committee was at any time during fiscal 2000 an officer or employee of the Company. For more information about transactions and relationships between the Company and Messrs. Hodgson, Leonsis and Morino, please see the "Transactions with Related Parties" section below.

                              EXECUTIVE OFFICERS

  In addition to Raul J. Fernandez, who is a director, the names, ages and experience of the executive officers of the Company are as follows.

  Michael D. Beck, age 42, has been Executive Vice President, Client Services for the Americas since January 2001. From June 1999 to January 2001, Mr. Beck served as Senior Vice President, Retail and Manufacturing Practice. From October 1998 to June 1999, Mr. Beck served as Vice President and General Manager of the Retail & Manufacturing Practice, Chicago Regional Operations. From January 1997 to October 1998, Mr. Beck served as Vice President and General Manager of the Financial Services Practice, New York Regional Operations. Mr. Beck served as Vice President of Delivery and Production from June 1996 to December 1996.

  Christopher Capuano, age 40, has been Senior Vice President, Corporate Development of the Company since October 1999. From June 1996 to February 2000, Mr. Capuano was General Counsel of the Company. Mr. Capuano served as the Company's Corporate Secretary from June 1996 to February 2001 and was a member of the Company's Board of Directors from August 1996 until August 1998. Prior to joining the Company, Mr. Capuano was a Manager and Senior Manager with Price Waterhouse LLP from 1993 until June 1996. From 1994 to 1997, Mr. Capuano was also an Adjunct Professor of Law at Georgetown University Law Center. Mr. Capuano was associated previously with the law firm of Willkie, Farr & Gallagher.

  Heiner Rutt, age 50, has served as President of Proxicom since February 2000. Prior to joining the Company, Mr. Rutt had an extensive career with The Boston Consulting Group, Inc. from 1977 to 2000. From 1997 to 2000, he served as the Chair of The Boston Consulting Group's operation in the Americas. Prior to that, Mr. Rutt served as a senior Boston Consulting Group executive in Europe, building the German and European practice. He has served on a number of worldwide management committees for The Boston Consulting Group.

  Kenneth J. Tarpey, age 48, has been Executive Vice President and Chief Financial Officer of the Company since March 1997. Prior to joining the Company, Mr. Tarpey served as Vice President and Chief Financial Officer of Nat Systems International, Inc., a developer and vendor of software application development tools from August 1996 until March 1997. From April 1995 to August 1996, Mr. Tarpey served as Vice President, Finance, Chief Financial Officer, Treasurer and Assistant Secretary of SQA, Inc., a developer and marketer of automated quality testing software products. From November 1989 to April 1995, Mr. Tarpey held various executive positions at Symbolics, Inc., a hardware and software company, including Chairman of the board of directors, President, Chief Executive Officer and Chief Financial Officer.

  Jay E. Thomas, age 38, has been Executive Vice President of Operations since January 2001. Mr. Thomas served as Vice President or Senior Vice President of Service Industries from September 1997 until January 2001. From February 1999 to December 1999, Mr. Thomas also served as Vice President of Eastern Region Delivery. In addition, Mr. Thomas served as Vice President of Production from July 1997 to March 1998. Mr. Thomas served as a Senior Director of Production from March 1997 to July 1997. Prior to joining the Company, Mr. Thomas was a consulting manager with Andersen Consulting from 1986 to 1997.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who are holders of more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership on Forms 3, 4, and 5 with the Commission, and to furnish the Company with copies of these forms. Based on its review of the copies of Forms 3, 4, and 5 submitted to the Company, the Company believes that, except as described below, all the executive officers, directors, and persons who hold more than ten percent of the Shares of the Company complied with all filing requirements imposed by Section 16(a) of the Exchange Act during 2000.

  During fiscal 2000, Messrs. Rutt and Hansen each filed a late Form 3. Each of Messrs. Leonsis, McKinley and Morino filed one Form 5 to report one transaction that had not been reported previously. Mr. Michael Pusateri, formerly Senior Vice President, Sales and Marketing, filed one Form 5 to report three sales of stock acquired upon the exercise of stock options.

                            EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

  The following table shows information concerning the compensation paid for services rendered in all capacities to the Company and its subsidiaries for 1998, 1999 and 2000 for Named Executive Officers. The compensation described in this table was paid by the Company.

                          SUMMARY COMPENSATION TABLE

                                          Annual       Long-Term
                                       Compensation   Compensation
                                     ---------------- ------------
                                                         Shares
                                                       Underlying   All Other
                                      Salary   Bonus    Options    Compensation
Name and Principal Position     Year   ($)      ($)       (#)          ($)
---------------------------     ---- -------- ------- ------------ ------------
Raul J. Fernandez.............. 2000 $253,836 $50,000        --          --
 Chairman, Chief Executive      1999  241,188  62,500    200,000         --
 Officer                        1998  185,742     --         --          720(1)

Heiner Rutt(2)................. 2000  340,219 172,350  1,200,000      25,481(3)
 President

Larry D. Clark(4).............. 2000  265,625 166,250    166,000         --
 Executive Vice President and   1999  272,800 137,500     60,000         --
 Chief Operating Officer        1998  262,990 113,836    600,000         --

Kenneth J. Tarpey.............. 2000  261,886 142,500    123,000         --
 Executive Vice President,      1999  183,920  99,750    195,000         --
 Chief Financial Officer and    1998  154,553  44,250    100,000         --
 Treasurer

E. Michael Hansen(5)........... 2000  259,091 129,262    660,000         --
 Senior Vice President,
 International Operations

--------
(1)  Pertains to an automobile allowance.
(2)  Mr. Rutt became an employee of the Company in 2000.
(3) Represents premium paid on individual life insurance policy on behalf of Mr. Rutt.
(4) On December 4, 2000, Mr. Clark resigned his position as Executive Vice President and Chief Operating Officer, effective January 3, 2001. Mr. Clark received salary payments through the end of fiscal 2000 and a bonus with respect to the entire fiscal year.
(5) Mr. Hansen became an employee of the Company in 2000. He resigned his position as Senior Vice President, International Operations, effective April 30, 2001.

Grants of Options

  The following table provides information related to stock options granted to the Named Executive Officers during the fiscal year ended December 31, 2000.

                             OPTION GRANTS IN 2000

                                                                         Potential Realizable
                                                                           Value At Assumed
                         Number of   Percent of                          Annual Rates Of Stock
                           Shares   Total Options                         Price Appreciation
                         Underlying  Granted To   Exercise or             For Option Term(3)
                          Options   Employees In  Base Price  Expiration ---------------------
     Name                Granted(1)     Year       ($/Share)   Date(2)       5%        10%
     ----                ---------- ------------- ----------- ---------- ---------- ----------
Raul J. Fernandez.......       --        --            --          --           --         --

Heiner Rutt............. 1,000,000      10.3%       $49.31     2/04/10   31,010,000 78,590,000
                           200,000       2.1%       $23.23     4/17/10    2,922,000  7,404,000

Larry D. Clark..........   166,000       1.7%       $41.75     2/24/10    4,359,160 11,045,640

Kenneth J. Tarpey.......   123,000       1.3%       $41.75     2/24/10    3,229,980  8,184,420

E. Michael Hansen.......   560,000       5.8%       $49.31     2/04/10   17,365,600 44,010,400
                           100,000       1.0%       $23.23     4/17/10    1,461,000  3,702,000

--------
(1) All options granted to the Named Executive Officers were granted under the Company's Amended and Restated 1996 Stock Option Plan and are exercisable for Shares. These options will generally become exercisable with respect to 1/16th of the Shares subject to such options at the end of the three-month period after the date of grant.
(2)  The term of each option generally may not exceed 10 years.
(3) These values are calculated using assumed annual rates of stock price appreciation as required by the rules of the Commission. The actual value of the options will vary according to the market price of the Shares. This table does not suggest that any amount shown will be realized.

        AGGREGATED OPTION EXERCISES IN 2000 AND YEAR-END OPTION VALUES

                                                        Number of Shares        Value of Unexercised
                                                     Underlying Unexercised    In-the-Money Options at
                           Shares                      Option at Year-End            Year-End(2)
                         Acquired on     Value      ------------------------- -------------------------
     Name                Exercise($) Realized($)(1) Exercisable Unexercisable Exercisable Unexercisable
     ----                ----------- -------------- ----------- ------------- ----------- -------------
Raul J. Fernandez.......       --            --        50,000      150,000        --             --
Heiner Rutt.............       --            --       329,166      870,834        --             --
Larry D. Clark..........   120,000     4,258,800       46,125      419,875        --         417,600
Kenneth J. Tarpey.......    93,750     3,437,156       53,062      346,188        --         133,250
E. Michael Hansen.......       --            --        50,000      610,000        --             --

--------
(1) Represents the difference between the exercise price and the closing price of the Shares on The Nasdaq National Market on the date of exercise.
(2) Represents the difference between the exercise price and the closing price of the Shares on The Nasdaq National Market on December 29, 2000, the last trading day in fiscal 2000.

Employment Contracts, Termination Agreements and Change in Control
Arrangements

  Mr. Tarpey has entered into a severance agreement with the Company. This agreement provides that, in the event of termination, Mr. Tarpey is to receive severance payments from the Company for services previously rendered. These payments are to include the following amounts: (1) any compensation accrued by Mr. Tarpey, but not yet paid by the Company, including any unpaid salary, a pro rata portion of Mr. Tarpey's annual bonus and any accrued vacation pay and
(2) one year of Mr. Tarpey's salary and annual bonus. The Company will also continue for a period of one year or such longer period as may be required by law to provide benefits to Mr. Tarpey at least equal to those that would have been provided to him had his employment not been terminated. Mr. Tarpey is entitled to these payments and benefits if (1) his employment is terminated other than for cause or (2) he terminates his employment for good reason, as defined in the agreement, following a change in control. Mr. Clark had a severance agreement with the Company similar to Mr. Tarpey's agreement. As a result of Mr. Clark's voluntary resignation of his employment with the Company effective in January 2001, Mr. Clark is not entitled to any benefits under the agreement.

  Mr. Rutt has entered into an employment agreement with the Company. In the event that Mr. Rutt either is terminated due to a "constructive discharge" or is terminated or removed from his position of President of the Company without "cause," Mr. Rutt will continue to serve as a consultant, providing services to the Company and reporting to the chief executive officer for one year. During that year, he will be paid his base salary and health benefits. His options will also continue to vest for one year. In the event of a change of control of the Company (as defined in his employment agreement), Mr. Rutt will be credited with an additional twelve months towards vesting in his stock options if, after the change of control, any of the following occur: (i) his employment is terminated; (ii) his then current position, authority, duties or responsibilities are diminished; (iii) his base salary is reduced; or (iv) he is required to move his primary office more than fifty miles from the metropolitan area in which it was located immediately before the change of control.

  In June 2000, Mr. Hansen entered into an employment agreement with the Company. In the event that Mr. Hansen either is terminated due to a "constructive discharge" or is terminated or removed by the Company without "cause," Mr. Hansen will be paid his base salary and benefits for one year. In the event of a change of control of the Company (as defined in his employment agreement), Mr. Hansen will be credited with an additional twelve months towards vesting in his stock options if, after the change of control, any of the following occur: (i) his employment is terminated; (ii) his then current position, authority, duties or responsibilities are diminished; (iii) his base salary is reduced (other than as a general management reduction in salary); or
(iv) he is required to move his primary office more than fifty miles from the metropolitan area in which it was located immediately before the change of control. He resigned his position as Senior Vice President, International Operations, effective April 30, 2001, and will receive the severance benefits described above, including the receipt of his base salary for one year; such salary is currently $300,000 per year.

Transactions With Related Parties

  The following is a summary of significant transactions and relationships among the Company and its directors, executive officers and significant stockholders with respect to fiscal 2000.

  In February 1997, the Company leased approximately 65,000 square feet of office space in Reston, Virginia, which office space is indirectly owned by Mr. Mario Morino, a director of the Company. The lessor is 11600 Sunrise Limited Partnership, a limited partnership of which MEI II, Inc., a limited liability company, is the general partner. Mr. Morino is the sole shareholder of MEI II, Inc. The lease term commenced on July 1, 1997 and will expire on December 31, 2005. Lease payments totaled approximately $1.25 million for 2000 and will increase at an annual rate of 3.0%.

  During the fiscal year ended December 31, 2000, the Company provided Internet professional services to Merrill Lynch, of which Mr. John A. McKinley, Jr., a director of the Company, is Executive Vice President and Chief Technology Officer. Revenues recorded by the Company for these services were approximately $5.5 million. The Company expects to continue to provide Internet professional services to Merrill Lynch.

  During the fiscal year ended December 31, 2000, the Company provided Internet professional services to E*OFFERING Corp., a wholly-owned subsidiary of Wit SoundView Group, Inc., General Atlantic Partners 61 and GAP Coinvestment Partners II, together, own 8.2% of the issued and outstanding shares of the common stock of Wit SoundView Group. Prior to October 2000, General Atlantic Partners 61 and GAP Coinvestment Partners II, together, owned 23% of the fully diluted issued and outstanding shares of the common stock of E*OFFERING Corp. The general partner of General Atlantic Partners 61 is General Atlantic Partners LLC. As of December 31, 2000, General Atlantic Partners, LLC beneficially owned approximately 6.1% of the Company's common stock. In addition, Mr. David Hodgson, a director of the Company, is a managing member of General Atlantic Partners, LLC and a general partner of GAP Coinvestment Partners II. General Atlantic Partners 61, GAP Coinvestment Partners II and General Atlantic Partners, LLC are a "group" within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. Mr. Hodgson disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Revenues recorded by the Company for the services provided to E*OFFERING Corp. during fiscal 2000 were approximately $5.9 million. The Company does not expect to continue to provide Internet professional services to E*OFFERING Corp.

  During the fiscal year ended December 31, 2000, the Company provided Internet professional services to Putnam Investments, Inc. Putnam Investments, Inc. is affiliated with Putnam Investments, LLC, a beneficial owner of approximately 12.0% of the Shares as of December 31, 2000. Revenues recorded by the Company for the services provided to Putnam Investments, Inc. during fiscal 2000 were approximately $7.2 million. The Company expects to continue to provide Internet professional services to Putnam Investments, Inc.

  The Company believes that all transactions disclosed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties.

Compensation and Nominating Committee Report on Executive Compensation

  The Compensation Committee of the Board of Directors is charged with making decisions with respect to the compensation of the Company's executive officers and administering the Company's various incentive compensation, stock and benefit plans. No member of the Compensation Committee is an employee of the Company. During 2000, the Compensation Committee consisted of David C. Hodgson, Theodore J. Leonsis, and Mario M. Morino.

What Is the Company's Compensation Philosophy?

  The compensation policies of the Company are designed to attract, motivate and retain experienced and qualified executives, increase the overall performance of the Company, increase stockholder value, and enhance the performance of individual executives.

  The Compensation Committee seeks to provide competitive salaries based upon individual performance together with annual cash bonuses awarded based on the Company's overall performance relative to corporate objectives, taking into account individual contributions, teamwork and performance levels. In addition, it is the policy of the Company to grant stock options to executives upon their commencement of employment with the Company and annually thereafter in order to strengthen the alliance of interest between such executives and the Company's stockholders and to give executives the opportunity to reach the top compensation levels of the competitive market depending on the Company's performance, as reflected in the market price of the common stock.

What Are the Elements of Executive Compensation?

  The Company's executive compensation program in 2000 consisted of base salaries, annual bonuses, long-term incentives in the form of stock options, and other retirement and stock purchase plans.

  Base Salaries. Base salaries of executives are initially determined by evaluating the responsibilities of the position, the experience and knowledge of the individual, and the competitive marketplace for executive talent, including a comparison to base salaries for comparable positions at peer public companies in the Company's geographic region. The Compensation Committee annually reviews the base salaries of executive officers based upon, among other things, individual performance and responsibilities.

  The Chief Executive Officer recommends annual salary adjustments by evaluating the performance of each executive officer after considering new responsibilities and the previous year's performance. The Compensation Committee performs the same review when evaluating the performance of the Chief Executive Officer. Individual performance ratings take into account such factors as achievement of specific goals that are driven by the Company's strategic plan and attainment of specific individual objectives. The factors affecting base salary levels are not assigned specific weights but are subject to adjustment by the Compensation Committee.

  Bonuses. The Company's annual bonuses to its executive officers are based on both corporate and individual performance, as measured by reference to factors that reflect objective performance criteria over which management generally has the ability to exert some degree of control. These corporate performance factors consist of revenue and earnings targets established in the Company's annual budget. Bonuses for 2000, which were paid in part in 2001, were based upon the achievement of such financial and operating factors.

  Stock Options. A third component of executive officers' compensation consists of awards under the Company's Amended and Restated 1996 Stock Option Plan, pursuant to which the Company grants executive officers and other key employees options to purchase Shares. The Compensation Committee grants stock options to the Company's executives in order to align the interests of those executives with the interests of the stockholders. Stock options are considered by the Compensation Committee to be an effective long-term incentive because the executives' gains are linked to increases in the value of the Shares, which in turn results in stockholder gains. The Compensation Committee generally grants options to new executive officers and other key employees upon their commencement of employment with the Company and annually thereafter. The options generally are granted at an exercise price equal to the closing market price of the Shares on the trading day before the date of grant. Options granted to executive officers typically vest over a period of four years following the date of grant. The maximum option term is ten years. The full benefits of the options are realized upon appreciation of the stock price in future periods, thus providing an incentive to create value for the Company's stockholders through appreciation of stock price. Management of the Company believes that stock options have been helpful in attracting and retaining skilled executive personnel.

  Stock option grants made to executive officers in 2000 reflect significant individual contributions relating to the Company's operations and implementation of the Company's development and growth programs. Certain newly hired executive officers also received stock option grants at the time of their employment with the Company. During 2000, the Company granted stock options to purchase an aggregate of 9,713,818 Shares to approximately 1300 employees, including options to purchase an aggregate of 2,149,000 Shares to the Company's five most highly compensated executive officers. The per share option exercise prices of options granted during 2000 ranged from $4.0625 to $62.1563, which generally equaled the fair market value of a Share on the respective dates of grant.

  Other. The Company has adopted a contributory retirement plan, referred to as the "401(k) plan." The plan covers all full-time employees who are at least 18 years of age. Participants may contribute up to 15% of pretax compensation, subject to certain limitations. The Company may make discretionary annual profit sharing contributions up to the total of each participant's annual contribution. The Company has not yet made any profit sharing contributions under the 401(k) plan.

  The board of directors has also authorized an Employee Stock Purchase Plan, referred to as the "ESPP." The ESPP, which commenced upon completion of the Company's initial public offering, provides substantially all full time employees an opportunity to purchase Shares through payroll deductions of up to 15% of eligible compensation, not to exceed $25,000 annually. Semi-annually, participant account balances are used to purchase stock at the lesser of 85% of the fair market value on the trading day before the participation period starts or the trading day preceding the day on which the participation period ends. A total of 1,556,200 Shares are available for purchase under the ESPP as of December 31, 2000.

How Does the Company Compensate the Chief Executive Officer?

  The executive compensation policy described above is applied in setting Mr. Fernandez's compensation. Mr. Fernandez generally participates in the same executive compensation plans and arrangements available to the other senior executives. Accordingly, his compensation also consists of an annual base salary, a potential annual cash bonus and, potentially, long-term equity-linked compensation in the form of stock options. The Compensation Committee's general approach in establishing Mr. Fernandez's compensation is to be competitive with peer companies, but to have a large percentage of his target compensation based upon objective performance criteria and targets established in the Company's strategic plan.

  Mr. Fernandez's compensation for the year ended December 31, 2000 included $253,836 in base salary and a $50,000 cash bonus. Mr. Fernandez's salary and bonus payments for 2000 were based on, among other factors, the Company's performance and the 1999 compensation of chief executive officers of comparable companies, although his compensation was not linked to any particular group of these companies. At December 31, 2000, Mr. Fernandez beneficially owned 12,963,358 Shares, or approximately 22.8% of the outstanding shares. In view of the extent of Mr. Fernandez's equity ownership in the Company, he did not receive grants of stock options in 2000, although the Company may make grants of stock options to Mr. Fernandez in the future.

Is the Company Subject to Limits on Tax Deductibility of Compensation?

  Under Section 162(m) of the Internal Revenue Code and applicable Treasury regulations, no tax deduction is allowed for annual compensation in excess of $1 million paid to any of the Company's five most highly compensated executive officers. However, performance-based compensation that has been approved by stockholders is excluded from the $1 million limit if, among other requirements, the compensation is payable only upon attainment of pre-established, objective performance goals and the board committee that establishes such goals consists only of "outside directors" as defined for purposes of Section 162(m). The Compensation Committee intends to maximize the extent of tax deductibility of executive compensation under the provisions of
Section 162(m) so long as doing so is compatible with its determinations as to the most appropriate methods and approaches for the design and delivery of compensation to the Company's executive officers. The board of directors and the Compensation Committee reserve the authority to award non-deductible compensation in other circumstances as they deem appropriate. Further, because of ambiguities and uncertainties as to the application and interpretation of
Section 162(m) and the regulations issued thereunder, no assurance can be given, notwithstanding our efforts, that compensation intended by the Company to satisfy the requirements for deductibility under Section 162(m) does in fact do so.

                               PERFORMANCE GRAPH

  The graph below compares the cumulative total return on the Shares from April 20, 1999 (the date the Common Stock began trading on the Nasdaq National Market) through December 31, 2000 with the cumulative total return of the S&P 500 Index and the S&P Computer (Software & Service) Index. The historical stock price performance is not necessarily indicative of future results.

                           CUMULATIVE TOTAL RETURNS,
                        PROXICOM, INC., S&P 500 INDEX,
                    S&P COMPUTER (SOFTWARE & SERVICE) INDEX

                                    [GRAPH]

                                INDEXED RETURNS

                           April   June   September December  March   June   September December
                           1999    1999     1999      1999    2000    2000     2000      2000
                          ------- ------- --------- -------- ------- ------- --------- --------
Company.................  $100.00 $131.73  $300.00  $637.50  $454.48 $491.03  $200.00  $ 42.31
S&P 500 Index...........   100.00  105.35    98.77   113.46   116.07  112.98   111.89   103.13
S&P Computer (Software &
 Service) Stock Index...   100.00  110.03   112.12   158.36   151.19  123.95   109.09    74.82